

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
Robert E. Abernathy
Chief Executive Officer
Halyard Health, Inc.
P.O. Box 619100
Dallas, Texas 75261-9100

> **Re:** **Halyard Health, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed August 28, 2014**
> **File No. 001-36440**

Dear Mr. Abernathy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Exhibits

1. Please provide us your analysis of why the "Operating Agreements" as defined on page 6 of exhibit 2.1 that are not filed as exhibits to the registration statement need not be so filed. Also, please provide us a copy of any such agreements that you believe need not be filed.

Exhibit 2.1

2. Please include with this exhibit the agreement mentioned in the last sentence of Regulation S-K Item 601(b)(2).

Exhibits 10.1 and 10.2

3. Please file exhibits 10.1 and 10.2 with all attachments, including exhibits, schedules and appendices.

Exhibit 99.1

Recent Developments, page 52

4.   You disclose that in June 2014, you initiated a plan to exit one of your disposable glove facilities in Thailand and outsource the related production to improve the competitive position of your surgical and infection prevention business. Tell us how your disclosures about the restructuring plan consider the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John W. Wesley